Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Report on Review of Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

CAD = Canadian dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Consolidated Interim Financial Statements
For the nine-month period of the Fiscal Year N° 22 commenced January 1, 2019

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
747,529,409 Preferred shares of AR$ 1 par value with no voting rights	747,529,409	747,529,409
	1,006,046,708	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the three month and nine month periods ended at September 30, 2019 and 2018

		Three months at		Nine months at
		09.30.19	09.30.18	09.30.19	09.30.18
	Note	$
Continuous Operations
Revenue	4	8,541,419,134	9,072,121,938	25,218,611,277	24,523,216,060
CINIIF 12 - paragraph 14 Credit	5	5,410,812,458	2,185,001,575	12,494,337,292	6,432,412,015
Cost of service	10	(5,412,455,497)	(5,484,011,350)	(15,565,869,942)	(14,005,603,280)
CINIIF 12 - paragraph 14 Debit		(5,407,806,683)	(2,183,161,492)	(12,486,158,306)	(6,425,961,915)
Gross Profit		3,131,969,412	3,589,950,671	9,660,920,321	10,524,062,880
Distribution and selling expenses	10	(1,749,680,253)	(563,987,257)	(2,801,170,355)	(1,571,733,784)
Administrative expenses	10	(287,288,198)	(172,544,088)	(903,843,614)	(1,130,223,673)
Other income and expenses, net	4	201,347,262	191,388,153	598,053,583	555,940,901
Operating profit		1,296,348,223	3,044,807,479	6,553,959,935	8,378,046,324

Finance income	4	140,587,138	1,356,254,217	387,028,096	2,871,638,034
Finance expenses	4	(5,098,246,566)	(5,700,678,863)	(4,291,742,886)	(11,463,053,776)
Result from exposure to changes in the purchasing power of the currency		86,445,514	(788,601,427)	(708,307,225)	(1,210,392,159)
Income before income tax		(3,574,865,691)	(2,088,218,594)	1,940,937,920	(1,423,761,577)
Income tax	4	1,457,153,203	257,424,542	1,814,081,559	(344,281,364)
Income for the period for continuous operations		(2,117,712,488)	(1,830,794,052)	3,755,019,479	(1,768,042,941)
Net Income for the period		(2,117,712,488)	(1,830,794,052)	3,755,019,479	(1,768,042,941)
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		(2,117,712,488)	(1,830,794,052)	3,755,019,479	(1,768,042,941)

Income attributable to:
Shareholders		(2,123,833,672)	(1,841,831,886)	3,753,606,744	(1,780,079,168)
Non-Controlling Interest		6,121,184	11,037,834	1,412,735	12,036,227

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		(8.3084)	(7.1006)	14.1315	(6.8952)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At September 30, 2019 and December 31, 2018

		09.30.19	12.31.18
	Note	$
Assets
Non-Current Assets
Property, plant and equipment		70,529,610	78,727,461
Intangible assets	5	58,106,451,743	49,048,340,216
Rights of use		142,056,408	-
Deferred income tax assets		692,135	880,146
Other receivables	4	5,028,535,005	5,576,829,713
Total Non-Current Assets		63,348,264,901	54,704,777,536
Current Assets
Other receivables	4	3,194,974,603	1,451,816,644
Trade receivables, net	4	2,943,743,537	3,208,245,800
Other assets		14,390,236	10,224,909
Investments		-	256,829,095
Cash and cash equivalents	4	5,153,256,729	5,432,557,116
Total Current Assets		11,306,365,105	10,359,673,564
Total Assets		74,654,630,006	65,064,451,100
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		747,529,409	629,252,640
Share Premium		137,280,595	137,280,595
Capital adjustment		10,202,038,326	10,187,263,655
Legal and facultative reserves		17,544,618,729	11,906,607,341
Retained earnings		3,753,920,036	8,182,633,757
Subtotal		32,643,904,394	31,301,555,287
Non-Controlling Interest		22,833,283	21,420,547
Total Shareholders’ Equity		32,666,737,677	31,322,975,834
Liabilities
Non-Current Liabilities
Provisions and other charges	9	163,819,620	184,035,299
Borrowings	6	24,794,073,128	18,731,141,254
Deferred income tax liabilities		4,549,737,439	7,110,172,396
Lease liabilities		12,110,111	-
Accounts payable and others	4	60,046,779	121,164,180
Total Non-Current Liabilities		29,579,787,077	26,146,513,129
Current Liabilities
Provisions and other charges	9	2,285,707,675	555,838,139
Borrowings	6	4,110,197,061	2,318,091,389
Income tax, net of prepayments		6,609,234	11,077,780
Lease liabilities		154,524,945	-
Accounts payable and others	4	5,424,246,313	4,262,163,501
Fee payable to the Argentine National Government		426,820,024	447,791,328
Total Current Liabilities		12,408,105,252	7,594,962,137
Total Liabilities		41,987,892,329	33,741,475,266
Total Shareholders’ Equity and Liabilities		74,654,630,006	65,064,451,100

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At September 30, 2019 and 2018

	Attributable to equity shareholders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01. 19	258,517,299	629,252,640	137,280,595	10,187,263,655	433,378,470	11,473,228,871	8,182,633,757	31,301,555,287	21,420,548	31,322,975,835
Resolutions of the Shareholders' Meeting of July 25, 2019 (Note 15):
Capitalization of dividends corresponding to preferred shares	-	118,276,769	-	14,774,671	-	-	(133,051,440)	-	-	-
Legal and facultative reserves	-	-	-	-	70,477,658	5,567,533,730	(5,638,011,388)	-	-	-
Distribution of dividends	-	-	-	-	-	-	(2,411,257,637)	(2,411,257,637)	-	(2,411,257,637)
Net Income for the period	-	-	-	-	-	-	3,753,606,744	3,753,606,744	1,412,735	3,755,019,479
Balance at 09.30.19	258,517,299	747,529,409	137,280,595	10,202,038,326	503,856,128	17,040,762,601	3,753,920,036	32,643,904,394	22,833,283	32,666,737,677

Balance at 01.01. 18	258,517,299	616,914,353	137,280,595	10,176,084,118	428,767,132	6,384,501,579	11,779,990,748	29,782,055,824	19,452,494	29,801,508,318
Adjustment IFRS 9	-	-	-	-	-	-	109,892,330	109,892,330	-	109,892,330
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	10,176,084,118	428,767,132	6,384,501,579	11,889,883,078	29,891,948,154	19,452,494	29,911,400,648
Resolutions of the Shareholders' Meeting of April 9, 2018 (Note 15):
Capitalization of dividends corresponding to preferred shares	-	12,338,287	-	8,271,375	-	-	(20,609,662)	-	-	-
Legal and facultative reserves	-	-	-	-	4,041,110	4,459,466,614	(4,463,507,724)	-	-	-
Net Income for the period	-	-	-	-	-	-	(1,780,079,168)	(1,780,079,168)	12,036,227	(1,768,042,941)
Balance at 09.30.18	258,517,299	629,252,640	137,280,595	10,184,355,493	432,808,242	10,843,968,193	5,625,686,524	28,111,868,986	31,488,721	28,143,357,707

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the nine month periods ended at September 30, 2019 and 2018

		09.30.19	09.30.18
	Note	$
Cash Flows from operating activities
Net income for the period		3,755,019,479	(1,768,042,941)
Adjustment for:
Amortization of intangible assets	5 / 10	3,436,225,766	2,618,316,614
Depreciation of property, plant and equipment	10	8,326,889	9,122,717
Amortization right of use	10	102,562,276	-
Specific allocation of accrued and unpaid income	7	426,820,024	473,128,278
Income tax	4	(1,814,081,559)	344,281,364
Bad debts provision	8 / 10	1,432,112,609	96,212,622
Accrued and unpaid borrowing interest costs	6	1,271,241,464	1,037,091,984
Accrued deferred revenues and additional consideration	9	(373,814,076)	(257,562,726)
Accrued and unpaid exchange differences		2,808,882,336	7,761,803,005
Litigations provision	9	8,262,544	31,580,718
Inflation Adjustment		(999,535,522)	(300,140,122)
Changes in operating assets and liabilities:
Changes in trade receivables		(2,045,890,809)	(217,872,099)
Changes in other receivables		(6,732,577,012)	307,054,910
Changes in other assets		(4,165,327)	(11,218,920)
Changes in accounts payable and others		2,300,933,028	(867,805,894)
Changes in liabilities for current income tax		(113,997,816)	354,028,053
Changes in provisions and other charges		4,916,169,758	304,910,220
Changes in fee payable to the Argentine National Government		(325,205,217)	(260,729,552)
Increase of intangible assets		(12,493,366,779)	(6,403,662,625)
Income tax paid		(602,219,588)	(966,563,714)
Net cash (used in) / generated by operating activities		(5,038,297,532)	2,283,931,892
Cash Flow for investing activities
Acquisition of investments		(489,301,010)	(373,178,333)
Collection of investments		810,444,171	-
Acquisition of property, plant and equipment		(129,038)	(102,102)
Net Cash Flow generated by / (used in) investing activities		321,014,123	(373,280,435)
Cash Flow from financing activities
Borrowings obtened	6	7,652,507,912	-
Payment of leases		(102,985,936)	-
Borrowings paid-principal	6	(1,676,582,602)	(89,656,588)
Borrowings paid-interests	6	(1,113,378,127)	(822,426,392)
Dividends paid	9	(1,202,313,411)	(304,688,621)
Net Cash generated by / (using in) in financing activities		3,557,247,836	(1,216,771,601)

Net (decrease) / increase in cash and cash equivalents		(1,160,035,573)	693,879,856
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		5,432,557,116	4,716,074,960
Net (decrease) / increase in cash and cash equivalents		(1,160,035,573)	693,879,856
Inflation adjustment		1,522,320,506	(1,388,795,989)
Foreign Exchange differences		(641,585,320)	1,998,235,171
Cash and cash equivalents at the end of the period		5,153,256,729	6,019,393,998
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	970,513	28,749,390
Dividends on preferred shares	14	101,788,172	14,492,506

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos, ORSNA for the acronym in spanish) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2018 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the condensed consolidated interim financial statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30.19	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	68,193,160	68,671,872	17,066,203
Cargo & Logistics SA.	1,614,687	98.63%	826,588	838,070	(1,396,756)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(5,853)
Texelrío S.A. (3)	84,000	70.00%	82,967,647	105,291,522	3,081,964
Villalonga Furlong S.A (4)	123,700	1.46%	44,998	3,082,125	(33,284)

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on November 6, 2019.

The National Security Commission (CNV, for the acronym in spanish) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Condensed Consolidated Interim Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of September 30, 2018 and the Consolidated Financial Statements at December 31, 2018, timely approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2019, based on the application of IAS 19 (see Note 3.6)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2018.

5) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Group

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements.

These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has revised its lease agreements in force as of January 1, 2019 and has recorded an initial "Right of Use" asset for the initial application of IFRS 16 for a total of $244,618,684 and a liability for "Lease liabilities" For $244,618,684.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures (Contd.)

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Group (Contd.)

IFRS 16 “Leases” (Contd.)

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There were no other additional changes in the Group's accounting policies based on the effective application standards as of January 1, 2019 described above.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2018.

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

7) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN, for the acronym in Spanish), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for the acronym in Spanish) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC, for the acronym in Spanish). The coefficient for the nine-month period ended September 30, 2019 was 1.3770; also, the inter annual coefficient for the period ended September 30, 2019 was 1.5354.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to September 30, 2019 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM, for the acronym in Spanish) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance income” and/or “Finance expenses” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax gain in 2019 was $1,814 million, including a current tax charge of $742 million that was mostly reversed by a deferred tax gain. On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $3,891 million, as well as a special tax charge of $637 million for adhesion to such benefit.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment (Contd.)

In order to determine the net taxable income at the end of the current period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $1,125 million was incorporated into the tax result because at September 30, 2019, the variation of the General Level Consumer Price Index (IPC, for the acronym in Spanish) has exceeded 30%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in three consecutive years, as a result, $422 million was recognized in the current tax liability and $703 million as a deferred tax liability.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 4 - BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		09.30.19	12.31.18
	Note	$
Other non-current receivables
Tax credits		545,200	1,038,519
Trust for Strengthening	7	5,027,989,805	5,575,791,194
		5,028,535,005	5,576,829,713
Other current receivables
Expenses to be recovered		53,382,903	29,930,078
Guarantees granted	6	5,520,910	7,602,017
Related parties	7	2,090,911	8,838,056
Tax credits		2,800,291,342	1,360,590,645
Prepaid Insurance		19,120,928	38,498,826
Others		314,567,609	6,357,022
		3,194,974,603	1,451,816,644
Trade receivables, net
Trade receivables		5,024,429,389	3,539,262,024
Related parties	7	52,857,809	64,431,019
Checks-postdated checks		45,650,519	46,947,815
Provision for bad debts	8	(2,179,194,180)	(442,395,058)
		2,943,743,537	3,208,245,800

Cash and cash equivalents
Cash and funds in custody		100,287,174	98,408,057
Banks		5,034,161,133	4,037,222,451
Checks not yet deposited		18,808,422	33,822,084
Time deposits		-	1,263,104,524
		5,153,256,729	5,432,557,116
Accounts payable and other non-current
Tax liabilities		60,046,779	121,164,180
		60,046,779	121,164,180
Accounts payable and other current
Obligations payable		23,259,161	57,175,886
Suppliers		3,834,458,599	2,578,375,713
Foreign suppliers		212,056,086	98,343,824
Related Parties	7	177,029,975	194,424,713
Salaries and social security liabilities		1,011,688,629	1,130,948,487
Other fiscal liabilities		165,753,863	202,894,878
		5,424,246,313	4,262,163,501

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 4 - BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Three months at		Nine months at
	09.30.19	09.30.18	09.30.19	09.30.18
	$
Revenues
Aeronautical revenues	5,231,400,791	5,235,699,471	15,571,968,982	14,158,552,899
Non-Aeronautical revenues	3,310,018,343	3,836,422,467	9,646,642,295	10,364,663,161
	8,541,419,134	9,072,121,938	25,218,611,277	24,523,216,060

As of September 30, 2019 and 2018, "over the time" income from contracts with customers for the nine-month periods was $21,482,371,479 and $20,519,973,962, respectively.

Other incomes and expenses, net
Trust for Strengthening	211,725,531	224,491,459	625,181,610	607,113,154
Other	(10,378,269)	(33,103,306)	(27,128,027)	(51,172,253)
	201,347,262	191,388,153	598,053,583	555,940,901

Finance income
Interest	244,435,971	404,833,369	1,130,829,222	806,468,780
Foreign exchange differences	(103,848,833)	951,420,848	(743,801,126)	2,065,169,254
	140,587,138	1,356,254,217	387,028,096	2,871,638,034
Finance expenses
Interest	(576,226,487)	(459,534,519)	(1,403,023,147)	(1,122,176,691)
Foreign exchange differences	(4,522,020,079)	(5,241,144,344)	(2,888,719,739)	(10,340,877,085)
	(5,098,246,566)	(5,700,678,863)	(4,291,742,886)	(11,463,053,776)
	(4,957,659,428)	(4,344,424,646)	(3,904,714,790)	(8,591,415,742)

Income tax
Current	721,641,277	(42,003,796)	(742,076,950)	(94,141,493)
Deferred	735,511,926	299,428,338	2,556,158,509	(250,139,871)
	1,457,153,203	257,424,542	1,814,081,559	(344,281,364)

NOTE 5 - INTANGIBLE ASSETS

		2019	2018
	Note	$
Original values
Balance at January 1		68,636,004,239	59,696,011,107
Acquisitions of the period		12,494,337,292	6,432,412,015
Balance at September 30		81,130,341,531	66,128,423,122

Accumulated Amortization:
Balance at January 1		(19,587,664,022)	(15,721,582,825)
Amortization of the period	10	(3,436,225,766)	(2,618,316,614)
Balance at September 30		(23,023,889,788)	(18,339,899,439)
Total net balance at September 30		58,106,451,743	47,788,523,683

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS

	09.30.19	12.31.18
	$
Non-current
Bank borrowings	6,142,393,679	-
Negotiable obligations	18,716,750,000	18,817,743,113
Finance lease liabilities	3,457,595	22,158,879
Cost of issuance of financial liability	(68,528,146)	(108,760,738)
Total Non-Current	24,794,073,128	18,731,141,254
Current
Bank borrowings	829,262,341	-
Negotiable Obligations	3,268,417,960	2,251,252,054
Finance lease liabilities	23,059,552	66,839,335
Cost of issuance of financial liability	(10,542,792)	-
Total Current	4,110,197,061	2,318,091,389
Total	28,904,270,189	21,049,232,643

Breakdown of borrowings:

	2019	2018
	$
Balance at January 1	21,049,232,643	15,351,507,921
Borrowings obtained	7,653,478,425	28,749,390
Borrowings paid	(2,789,960,729)	(912,082,980)
Accrued interest	1,271,241,464	1,037,091,984
Foreign Exchange differences	2,163,875,410	9,946,418,683
Inflation adjustment	(443,597,024)	246,608,346
Net Balance at September 30	28,904,270,189	25,698,293,344

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

At September 30, 2019, the reasonable value of negotiable obligations issued in February 2017 is of $21,422,214,392. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US$85,000,000 and (b) the offshore loan agreement for US$35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5.500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2019 and December 31, 2018 are as follows:

	09.30.19	12.31.18
	$
Trade receivables net - Current
Other related companies	52,857,809	64,431,019
	52,857,809	64,431,019

Other current receivables
Other related companies	2,090,911	8,838,056
	2,090,911	8,838,056

Accounts payable and other - Current
Other related companies	177,029,975	194,424,713
	177,029,975	194,424,713

Provisions and other charges
Other related companies	1,728,126,249	586,924
	1,728,126,249	586,924

During the nine-month periods ended September 30, 2019 and 2018 the Company has charged to the cost $173,289,572 and $99,521,658 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices.

During the nine-month periods ended September 30, 2019 and 2018 the Company has charged at cost $45,684,567 and $36,717,361, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the nine-month periods ended September 30, 2019 and 2018, the Company has charged with Helport S.A. to intangible assets $72,794,294 and $486,550,353 respectively and at cost $260,844,326 and $180,583,784 respectively.

During the period ended September 30, 2018, the Company has allocated intangible assets for $9,342,023 corresponding to Mendoza's work carried out by Jose Cartellone - Helport - UTE.

During the nine-month period ended at September 30, 2019 and 2018 dividends have been paid to the shareholders according to their shareholding for $1,202,313,411 and $304,688,621 respectively.

At September 30, 2019 and December 31, 2018 the Company owed the Argentine National Government $426,820,024 and $447,791,328, respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $5,027,989,805 and $5,575,791,194 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $104,611,393 and $58,982,712 for the nine month periods ended at September 30, 2019 and 2018 respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA, for the acronym in Spanish) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP, for the acronym in Spanish) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27,260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 - BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	442,395,058	314,664,533
IFRIC 9 adjustments	-	(146,523,107)
Balance at January 1 - Restated	442,395,058	168,141,426
Increases (*)	1,992,016,211	321,791,949
Usage	(85,371,065)	-
Inflation adjustment	(169,846,024)	(48,027,096)
Final Balance at September 30	2,179,194,180	441,906,279

(*) As of September 30, 2019 and 2018 includes $1,432,112,609 and $96,212,622 respectively in Distribution and selling expenses (Note 10), $559,903,602, and $225,579,327 in Exchange difference (Note 4).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Note	At January 1, 2019	Increases	Decreases	Inflation adjustment	Accruals	Exchange rate differences	At September 30, 2019	Total Non Current	Total Current
Litigations		91,672,724	8,262,544	(13,734,742)	(24,303,909)	-	-	61,896,617	59,178,045	2,718,572
Related parties	7	586,924	-	-	(160,675)	-	-	426,249	426,249	-
Deferred income		194,572,598	351,783,097	-	-	(342,130,326)	-	204,225,369	170,126,616	34,098,753
Trust for works- Portfolio of projects 2012/2014		206,406,589	2,046,801,283	(1,988,347,521)	(63,347,046)	-	-	201,513,305	201,513,305	-
Guarantees received		66,641,476	117,490,668	(77,899,387)	(16,784,352)	-	-	89,448,405	89,448,405	-
Upfront fees from concessionaires		179,993,127	16,007,973	-	-	(31,683,750)	-	164,317,350	37,315,055	127,002,295
Dividends to be paid	7	-	2,411,257,637	(1,202,313,411)	(283,815,057)	-	802,570,831	1,727,700,000	1,727,700,000	-
Total of provisions and others liabilities		739,873,438	4,951,603,202	(3,282,295,061)	(388,411,039)	(373,814,076)	802,570,831	2,449,527,295	2,285,707,675	163,819,620

	Note	At January 1, 2018	Increases	Decreases	Inflation adjustment	Accruals	Exchange rate differences	At September 30, 2018	Total Non Current	Total Current
Litigations		118,538,388	31,580,718	(26,966,439)	(28,472,225)	-	-	94,680,442	92,424,271	2,256,171
Related parties		866,566	-	-	(212,095)	-	-	654,471	654,471
Deferred income		222,430,059	161,360,198	(9,521,378)	(2,596,732)	(211,040,525)	-	160,631,622	117,860,353	42,771,269
Trust for works- Portfolio of projects 2012/2014		152,503,751	1,520,455,479	(1,407,635,934)	(45,200,790)	-	-	220,122,506	220,122,506	-
Guarantees received		63,236,177	79,088,766	(24,242,300)	(18,472,499)	-	-	99,610,144	99,610,144	-
Upfront fees from concessionaires		224,607,983	12,371,827	-	-	(46,522,201)	-	190,457,609	41,887,014	148,570,595
Dividends to be paid	7	498,086,463	-	(304,688,621)	(193,397,842)	-	-	-	-	-
Total of provisions and others liabilities		1,280,269,387	1,804,856,988	(1,773,054,672)	(288,352,183)	(257,562,726)	-	766,156,794	572,558,759	193,598,035

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	$
Nine month period ended at 09.30.19
Specific allocation of revenues	3,751,089,661	-	-	3,751,089,661
Airport services and maintenance	3,359,389,646	-	4,199,625	3,363,589,271
Amortization of intangible assets	3,356,549,884	2,466,280	77,209,602	3,436,225,766
Depreciation of property, plant and equipment	8,326,889	-	-	8,326,889
Salaries and social security contributions	3,450,074,899	47,042,259	363,749,993	3,860,867,151
Fees for services	201,965,447	15,336,124	82,517,511	299,819,082
Public utilities and contributions	574,739,198	3,144,712	1,268,476	579,152,386
Taxes	122,806,097	1,220,084,268	230,733,814	1,573,624,179
Office expenses	574,215,080	8,615,796	116,481,926	699,312,802
Insurance	49,214,172	12,050	1,709,743	50,935,965
Advertising expenses	-	72,351,635	-	72,351,635
Bad debts charges	-	1,432,112,609	-	1,432,112,609
Board of Directors and Supervisory Committee fees	-	-	21,761,588	21,761,588
Amortization right of use	102,562,276	-	-	102,562,276
Other	14,936,693	4,622	4,211,336	19,152,651
Total at 09.30.19	15,565,869,942	2,801,170,355	903,843,614	19,270,883,911

Nine month period ended at 09.30.18
Specific allocation of revenues	3,641,919,063	-	759,860	3,642,678,923
Airport Services and maintenance	3,314,095,211	19,947,227	38,722,504	3,372,764,942
Amortization of intangible assets	2,589,644,502	3,521,045	25,151,067	2,618,316,614
Depreciation of property, plant and equipment	9,122,717	-	-	9,122,717
Salaries and social security contributions	3,182,934,287	82,730,662	416,524,140	3,682,189,089
Fees for services	147,080,458	9,148,396	101,182,205	257,411,059
Public utilities and contributions	558,548,907	3,655,110	3,089,741	565,293,758
Taxes	109,204,893	1,301,180,447	193,721,298	1,604,106,638
Office expenses	330,876,498	12,279,210	312,462,692	655,618,400
Insurance	54,548,661	-	4,220,282	58,768,943
Advertising expenses	31,276,972	42,915,084	28,201,584	102,393,640
Bad debts charges	-	96,212,622	-	96,212,622
Board of Directors and Supervisory Committee fees	23,565,131	-	-	23,565,131
Other	12,785,980	143,981	6,188,300	19,118,261
Total at 09.30.18	14,005,603,280	1,571,733,784	1,130,223,673	16,707,560,737

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.19		Foreign exchange rates	Amount in local currency at 09.30.19	Amount in local currency at 12.31.18
				$
Assets
Current Assets
Cash and cash equivalents	US$	81,099,303	57.3900	4,654,288,991	4,063,211,143
Trade receivables	US$	73,747,551	57.3900	4,232,371,937	2,565,418,995
Investments	US$	-	-	-	256,829,095
Total current assets				8,886,660,928	6,885,459,233
Total assets				8,886,660,928	6,885,459,233

Liabilities
Current Liabilities
Commercial accounts payable and others	US$	15,001,634	57.5900	863,944,112	502,618,119
	EUR	1,874,848	62.8422	117,819,575	98,301,226
	CAD	5,443,056	43.1273	234,744,290	-
Borrowings	US$	70,025,296	57.5900	4,032,756,796	2,223,703,387
Lease liabilities	US$	2,683,191	57.5900	154,524,945	-
Provisions and other charges	US$	30,000,000	57.5900	1,727,700,000	-
Total current liabilities				7,131,489,718	2,824,622,732

Non-Current Liabilities
Borrowings	US$	433,700,527	57.5900	24,976,813,334	18,820,246,053
Lease liabilities	US$	210,281	57.5900	12,110,111	-
Total non-current liabilities				24,988,923,445	18,820,246,053
Total liabilities				32,120,413,163	21,644,868,785
Net liability position				23,233,752,235	14,759,409,552

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 12 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2019 and December 31, 2018 include $5,520,910 and $7,602,017 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At September 30, 2019 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,006,046,708
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 747,529,409 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673/5663, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - CAPITAL STOCK AND SHARE PREMIUM

The ordinary and special general meeting of classes A, B, C and D and special of preferred shares held on July 25, 2019 resolved to distribute a dividend to the preferred shares for an amount of $ 118,276,769. Likewise, the preferential dividend accrued for the nine-month period ended September 30, 2019 is $101,788,172 and will be recorded at the time of its approval by the Shareholders' Meeting.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;
(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

On the other hand, the ordinary general assembly, special of classes A, B, C and D and special of preferred shares, convened for April 15, 2019, which was adjourned for April 30, 2019 decided not to address the Agenda item referred to the destination of the result of the 2018 year, for which purpose a new assembly was convened for June 13, 2019, which was adjourned for July 11 and then for July 25, 2019.In the assembly held on July 25, 2019, it was resolved:

-	That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;
(iii)	the sum of US$ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounted to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and
(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	09.30.19	09.30.18
Income for the year, net accrued dividends	3,653,231,307	(1,782,535,447)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	14,1315	(6,8952)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2018.

There have been no changes in the risk management policies since the last yearly closing.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission (CNV, for the acronym in Spanish) and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of September 30, 2018 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2019 and 2018 of this informative review are expressed in constant currency at September 30, 2019, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at September 30, 2019.

1. General considerations

International Financial Reporting Standards (IFRS)

The CNV, through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•         Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

The main works carried out during the period ended at September 30, 2019 are detailed below:

Ezeiza International Airport:

Works in execution:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;
-	Improved Lighting in Access to Waste Area;
-	Building of Departures - Hall B. The metallic structure of the building and the Zeppelin, Roof and Curtain Wall, glass and BHS, as well as the Civil Works and installations are in execution;
-	The work of Functional Reorganization of the GF in Terminal A is being executed;

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

-	Multilevel parking;
-	Road System - Stage 1;
-	New Running Parallel to Header 35; and
-	Adaptation Sector 1 for platform

Jorge Newbery Airport:

Works in execution:

-	External works - sidewalks - landscaping - coastal filling and underground parking - Stage 1 is over;
-	Demolition Terminal C (is again being tendered);
-	New beacon substations and control systems;
-	Platform and Perimeter Path Lighting.

Comodoro Rivadavia Airport:

The work of the New Passenger Terminal of 7560 m2 and New Parking is finished

The following works are being executed:

-	Rehabilitation of track, taxi and platform;
-	New Beaconing.

Córdoba Airport:

Works in execution:

-	Expansion of the parking lot;
-	Rehabilitation of runway 18-36 and track marking.

Iguazú Airport:

The following works are in execution:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

The following works are finished:

-	Track resurfacing and rehabilitation filming,
-	Track Beacon and New vertical signage posters in movement area;
-	Expansion of the commercial platform.

Bariloche Airport:

The Works of Re functionalization of the Terminal are in execution. Retaking with the pending Stages.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Tucumán Airport:

A project is being developed for the new Tucumán terminal.

San Fernando Airport:

The following works are in execution:

-	New Control Tower;
-	Work of Sewer and Storm Infrastructure Stage 1; and
-	Reshaping Beacon.

RACA demolition ended.

San Juan Airport:

The execution of the remodeling work of the passenger terminal progresses.

The work on Track Rehabilitation and Platform Extension was completed.

Salta Airport:

The following works are in execution:

-	Expansion Boarding Rooms and Control Areas; and
-	Parking extension.

La Rioja Airport:

The following works are in execution:

-	New Passenger Terminal; and
-	New parking.

Mar del Plata Airport:

The Passenger Terminal Re Functionalization Work is in the final stage.

Esquel Airport:

The Integral Remodeling Work of the Passenger Terminal and TWR Control is underway.

El Palomar Airport:

The New Terminal in Hangars 1 and 2 is in progress - Stage 1.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Jujuy Airport:

Works in execution:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.
-	New Control Tower.

The commercial platform expansion work is completed.

Catamarca Airport:

The Taxing Margins Standardization Work is in progress

Master Plans:

The Master Plans of the Airports are in execution according to the schedule agreed with the ORSNA.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at September 30, 2019, 2018, 2017, 2016 and 2015 respectively, is presented.

	09.30.19	09.30.18	09.30.17(*)	09.30.16(*)	09.30.15(*)
	Thousands $
Current Asset	11,306,365	11,215,895	3,578,403	2,017,884	1,047,027
Non-current Assets	63,348,265	53,840,099	11,870,270	7,843,356	6,060,328
Total Assets	74,654,630	65,055,994	15,448,673	9,861,240	7,107,355

Current liabilities	12,408,105	6,331,683	2,553,145	2,939,116	1,864,010
Non-Current Liabilities	29,579,787	30,580,954	7,181,924	2,518,914	2,126,347
Total Liabilities	41,987,892	36,912,637	9,735,069	5,458,030	3,990,357
Net equity attributable to majority shareholders	32,643,904	28,111,869	5,705,164	4,396,322	3,112,229
Non-controlling interest	22,834	31,488	8,440	6,888	4,769
Net Equity	32,666,738	28,143,357	5,713,604	4,403,210	3,116,998
Total	74,654,630	65,055,994	15,448,673	9,861,240	7,107,355

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine month periods ended at September 30, 2019, 2018, 2017, 2016 and 2015.

	09.30.19	09.30.18	09.30.17(*)	09.30.16(*)	09.30.15(*)
	Thousands $
Gross Profit	9,660,920	10,524,063	4,284,545	3,838,366	1,924,681
Administrative and distribution and selling expenses	(3,705,014)	(2,701,957)	(1,117,570)	(911,708)	(524,848)
Other income and expenses, net	598,054	555,941	224,869	(11,834)	(1,725)
Operating profit	6,553,960	8,378,047	3,391,844	2,914,824	1,398,108
Financial income and expenses	(3,904,716)	(8,591,416)	(578,211)	(648,424)	(396,183)
Result by exposure to changes in the acquisition power of currency	(708,307)	(1,210,393)	-	-	-
Result of investments accounted for using the equity method	-	-	-	-	(156)
Income before tax	1,940,937	(1,423,762)	2,813,633	2,266,400	1,001,769
Income tax	1,814,082	(344,281)	(853,843)	(784,722)	(348,229)
Result of the period	3,755,019	(1,768,043)	1,959,790	1,481,678	653,540
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	3,755,019	(1,768,043)	1,959,790	1,481,678	653,540
Result attributable to majority shareholders	3,753,606	(1,780,079)	1,959,682	1,479,931	652,055
Non-Controlling interest	1,413	12,036	108	1,747	1,485

(*) Amounts not restated per inflation as per General Resolution 777/2018.

4. Cash flow structure

	09.30.19	09.30.18	09.30.17(*)	09.30.16(*)	09.30.15(*)
Cash Flows (used in) / generated by operating activities	(5,038,298)	2,283,932	(850,800)	1,349,068	389,170
Cash Flow generated by / (used in) investing activities	321,014	(373,280)	(3,008)	(5,088)	(5,870)
Cash Flow generated by / (used in) financing activities	3,557,248	(1,216,772)	2,400,882	(884,277)	(412,000)
Net Cash Flow (used in) / generated by the period	(1,160,036)	693,880	1,547,074	459,703	(28,700)

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the nine-month periods ended at September 30, 2019 and 2018

Results of operations

•           Income

The following table shows the composition of consolidated revenues for the nine month periods ended at September 30, 2019 and 2018:

Revenues	09.30.19	% revenues	09.30.18	% revenues
	Thousands $		Thousands $
Aeronautical revenues	15,571,969	61.75%	14,158,553	57.74%
Non-Aeronautical revenues	9,646,642	38.25%	10,364,663	42.26%
Total	25,218,611	100.00%	24,523,216	100.00%

The following table shows the composition of the aeronautical revenues for the nine month periods ended at September 30, 2019 and 2018:

Aeronautical revenues	30.09.19	% revenues	30.09.18	% revenues
	Thousands $		Thousands $
Landing fee	1,447,789	9.30%	1,309,619	9.25%
Parking fee	562,546	3.61%	524,689	3.71%
Air station use rate	13,561,634	87.09%	12,324,245	87.04%
Total	15,571,969	100.00%	14,158,553	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 09.30.19	15,565,870
Costs of sales for the period ended at 09.30.18	14,005,603
Variation	1,560,267

Administrative expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 09.30.19	903,844
Administrative expenses for the period ended at 09.30.18	1,130,224
Variation	(226,380)

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the nine month periods ended at September 30, 2019 and 2018 (Contd.)

Distribution and selling expenses

The distribution and selling expenses had the following variation:

Thousands $
Distribution and selling expenses for the period ended at 09.30.19	2,801,170
Distribution and selling expenses for the period ended at 09.30.18	1,571,734
Variation	1,229,436

Financial income and expenses

Net financial income and expenses totaled losses of $3,904,715 thousand during the nine-month period ended at September 30, 2019 with respect to thousands of $8,591,416 losses during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $598,054 thousand during the nine month period ended at September 30, 2019 with respect to an income of $555,941 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company at September 30, 2019 amounted to $61,571,008 thousand composed of thousands of $28,904,270 of borrowings and a net equity worth of $32,666,738 thousand, while the total capitalization of the Company at September 30, 2018 amounted to thousands of $53,841,651 comprised of thousands of $25,698,293 of borrowings and a net equity worth of thousands of $28,143,358.

The debt as a percentage of total capitalization amounted to approximately 46.94% at September 30, 2019 and 47.73% at September 30, 2018.

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

6. Index

The information refers to the periods ended at September 30, 2019, 2018, 2017, 2016 and 2015:

	09.30.19	09.30.18	09.30.17(*)	09.30.16(*)	09.30.15(*)
Liquidity (**)	0.92	1.80	1.43	0.69	0.57
Solvency (**)	0.78	0.77	0.59	0.83	0.80
Immobilization of capital	0.85	0.83	0.77	0.80	0.85
Cost effectiveness	0.11	0.06	0.34	0.34	0.21

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine month periods ended at September 30, 2019, 2018, 2017, 2016 and 2015:

Airport	09.30.19	09.30.18	09.30.17	09.30.16	09.30.15
	In thousands
Aeroparque	9,455	10,172	10,226	8,461	8,015
Ezeiza	8,815	7,719	7,373	7,350	6,636
Córdoba	2,697	2,541	2,091	1,585	1,403
Mendoza	1,755	1,471	1,311	987	981
Bariloche	1,425	1,209	995	901	790
El Palomar	1,285	410	-	-	-
Iguazú	1,158	764	717	614	610
Salta	1,096	820	830	694	631
Tucumán	745	728	352	491	439
C. Rivadavia	492	498	453	415	416
Total	28,923	26,332	24,348	21,498	19,921
Overall total	31,063	28,530	26,494	23,111	21,490

Variation	9.8%	7.7%	14.6%	7.5%	7.5%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the nine month periods ended at September 30, 2019, 2018, 2017, 2016 and 2015 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	09.30.19	09.30.18	09.30.17	09.30.16	09.30.15
Aeroparque	85,242	98,378	99,764	88,345	89,935
Ezeiza	63,658	55,435	49,517	51,831	48,584
San Fernando	31,719	29,815	27,403	28,214	29,861
Córdoba	24,216	25,113	21,003	16,836	15,746
Mendoza	17,034	15,348	14,341	11,497	11,517
Bariloche	11,095	11,767	9,482	8,191	7,554
Salta	10,555	8,264	10,397	7,985	9,100
Iguazú	9,531	6,891	6,480	6,095	6,081
El Palomar	8,696	3,732	-	-	-
C. Rivadavia	7,422	7,576	6,656	6,117	6,656
Total	269,168	262,319	245,043	225,111	225,034
Overall total	323,722	319,121	297,930	275,431	278,117

Variation	1.4%	7.1%	8.2%	(1.0%)	0.4%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Perspectives for 2019

In the first nine months of this year the passenger traffic of the company has had a very good evolution reaching 31.1 million, of which 21.2 million were domestic passengers and 9.9 million were international passengers, with growth of 15.93% in domestic and a fall of 3.7% in international compared to the previous year. In total, passenger traffic grew 8.88% compared to the same period of the previous year.

This evolution is part of the National Government's plans to favor the increase in passenger traffic with significant improvement in air connectivity throughout the country, consolidating the recovery of foreign tourists, reaching record level in the period.

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the first nine months of this year, the Company presented investments to ORSNA for $10,701 million. To this amount it must be added the payments to the trusts of specific allocation for works for $2,079 million.

It should be noted that, after the jump in the exchange rate that occurred in June 2018, international traffic began to decline, while domestic traffic accelerated the growth that had been evident in the first months of the year. The prospects for the evolution of domestic passenger traffic are still are positive.

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at September 30, 2019, the consolidated statement of comprehensive income for nine and three months period ended September 30, 2019 and the consolidated statements of changes in shareholders' equity and of cash flows for the nine-month period then ended and the selected explanatory notes.

The balances and other information for the year 2018 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are in process of being transcribed into the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of September 30, 2019, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $79.452.050, which was not yet due at that date.

Autonomous City of Buenos Aires, November 6, 2019.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, which includes the consolidated statement of financial position as of September 30, 2019, the consolidated statements of comprehensive income for the nine and three months periods ended September 30, 2019, and the consolidated statements of changes in shareholders' equity and of cash flows for the nine-month period ended September 30, 2019, the explanatory notes and the additional information required by the article 63 subsection a), paragraph 6 of the BYMA Regulations.

The company's board of directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, it is responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. Those standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated November 6, 2019, who states that it has been issued in accordance with the International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the company.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2019 consider all significant events and circumstances that are known to us, and nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report, have not been prepared, in all material respects, in accordance with International Accounting Standard No 34. (IAS 34); and

the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2019 have not been established in the Inventory and Balance Book, and they arise from the accounting records taken in their formal aspects in accordance with legal regulations.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 6th 2019.

___________________________

Patricio A. Martin

By Surveillance Committee